NO ACT

PE
1-12-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11005637

Received SEC
JAN 2 0 2011
Washington, DC 20549

January 20, 2011

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-20-11

Re: Alaska Air Group, Inc.
Incoming letter dated January 12, 2011

Dear Mr. Dunn:

This is in response to your letter dated January 12, 2011 concerning the shareholder proposal submitted to Alaska by John Chevedden. We also have received a letter from the proponent dated January 13, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 20, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Alaska Air Group, Inc.
Incoming letter dated January 12, 2011

The proposal urges that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding the policy. The proposal also "comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible."

There appears to be some basis for your view that Alaska may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain the meaning of "executive pay rights" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Alaska omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O

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mdunn@omm.com

January 12, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alaska Air Group, Inc.
Shareholder Proposal of John R. Chevedden
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client, Alaska Air Group, Inc., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and statement in support thereof (the ***"Supporting Statement"***) submitted by John R. Chevedden (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Stockholders (the ***"2011 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On November 11, 2010, the Company received a letter from the Proponent containing the Proposal and Supporting Statement for inclusion in the Company's 2011 Proxy Materials. The Proposal states, in relevant part:

> RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.
>
> This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.
>
> Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion

It is our view that the Company may properly omit the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

B. The Proposal and Supporting Statement May Be Excluded in Reliance on Rule 14a-8(i)(3) Because it is Materially False and Misleading

The Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(3) as it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Pursuant to Staff Legal Bulletin No. 14B (September 15, 2004) (*"SLB 14B"*), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (July 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has previously allowed the exclusion of a proposal drafted in such a way that it "would be subject to differing interpretation both by shareholders voting on the proposal and the company's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal." *Exxon Corporation* (January 29, 1992). *See also Fuqua Industries, Inc.* (March 12, 1991) (permitting exclusion of the proposal because "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

1. Neither shareholders nor the Company will be able to determine with any reasonable certainty whether the Proposal seeks a retention policy that applies to shares of common stock acquired pursuant to any prior or future equity awards or whether it is limited solely to future equity awards

The Proposal contains vague and indefinite language that subjects the Proposal to competing and irreconcilable interpretations. In particular, it is unclear whether the Proposal is intended to request an equity retention policy that would apply to shares of common stock acquired by executives pursuant to any prior *or* future equity award, or whether it is limited to future equity awards *only*. The Proposal begins with a statement requesting that the executive pay committee adopt a policy whereby senior executives would be required to "retain a significant percentage of stock acquired through equity pay programs." The only limitation in this paragraph with respect to the shares that would be subject to the policy is a statement that the shares be "acquired through equity pay programs." Thus, on its face, the Proposal requests a policy that would require executives to retain all stock acquired through equity pay programs -- including stock that is currently held by the executives after being acquired pursuant to a previous equity award, stock that may be acquired by the executives in the future pursuant to a previously-granted equity award that remains outstanding and stock that may be acquired by the executives in the future pursuant to future equity awards.

While certain sections of the Supporting Statement appear to attempt to limit the scope of the Proposal, this limiting language is ambiguously drafted and does not clarify the intended scope of the Proposal. In this regard, the Supporting Statement states that "[a]s a minimum this proposal asks for a retention policy going forward." This statement indicates that under the requested retention policy, executives would be required *at a minimum* to retain a significant percentage of stock acquired through equity pay programs from the date of adoption of the policy -- including stock acquired through previous equity awards granted under the Company's equity pay programs. This "clarifying" statement demonstrates that the requested policy, as described in Proposal, is intended to apply much more broadly (i.e., to *all* stock acquired by senior executives through equity pay programs). Adoption of the Proposal by shareholders would not provide a clear mandate to the Company as to whether the requested policy should apply to all "stock acquired through equity pay programs" or a policy of retention "going forward" (i.e., apply only to stock acquired through equity programs subsequent to the adoption of the policy).

Moreover, the Supporting Statement's next attempt to limit the scope of the Proposal is similarly ambiguous and contradicts the above-quoted language in the Supporting Statement. The second sentence of the third paragraph states that "[t]he policy shall apply to future grants and awards of equity pay..." This sentence appears to articulate the Proposal's intent that the requested policy, at least in part, apply to stock acquired through future grants of equity awards. However, this sentence fails to specify whether or not the requested retention policy would apply *only* to such stock acquired through future equity awards or whether, in the context of the immediately preceding sentence of the Supporting Statement, this sentence is intended to encourage a retention policy of at least 75% of net after-tax stock acquired through future grants of equity awards (i.e., the retention percentage for stock acquired through equity awards granted prior to the adoption of the requested policy would not need to be at least 75%). Therefore, adoption of the Proposal by shareholders would not provide a clear mandate to the Company as to whether the requested policy should apply either (a) to all stock acquired at any time through equity pay programs, (b) *at a minimum* to stock acquired subsequent to adoption of the policy, whether pursuant to previous equity awards or pursuant to future equity awards, or (c) to future grants and awards of equity pay. Nothing in the Supporting Statement indicates which of the three options above, in fact, is the intended scope of the requested retention policy. As such, any action ultimately taken by the Company upon implementation of the Proposal (if adopted) could be significantly different from the actions envisioned by shareholders in voting on the Proposal.

In no-action letters issued both before and after the publication of SLB 14B, the Staff has consistently permitted the exclusion of a proposal as vague or indefinite where the proposal fails to disclose to shareholders key definitions that are part of the proposal. In these circumstances, shareholders would not know with reasonable certainty what actions the proposal requires. For example, in *Citigroup Inc.* (February 22, 2010), the Staff concurred that the company could omit a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" under Rule 14a-8(i)(3) as vague and indefinite. In that letter, Citigroup asserted that the proposal was not only vague regarding whether it required or recommended action, but also the term "US Economic Security" could be defined by any number of macroeconomic factors or economic valuations, making the proposal's object unclear. *See also, Boeing Corporation* (February 9, 2004) (permitting exclusion of a proposal as vague and indefinite where the proposal merely stated that the standard of independence was that set by the Council of Institutional Investors); and *Schering-Plough Corporation* (March 7, 2008) (same).

Further, we believe that the Proposal is itself false and misleading because shareholders may construe it to require that the requested equity retention policy apply to stock acquired both through previous equity awards and through future equity awards. In no-action letters issued by the Staff in 2009 and 2010, the Staff concurred with the view that proposals relating to equity retention policies that would apply to previous equity awards could result in a breach of contract under existing equity plans and agreements and cause a company to violate applicable state law. In these instances, the Staff allowed proposals requesting such equity retention policies to be excluded from a company's proxy materials unless the proposals were revised to apply "only to compensation awards made in the future." *See, e.g., Citigroup Inc.* (February 18, 2009); *JP Morgan Chase & Co.* (March 9, 2009); *Verizon Communications Inc.* (February 19, 2010); and *NiSource Inc.* (March 22, 2010).

In an apparent recognition of the Staff's position, this Proposal was specifically drafted to request a retention policy intended to encompass previous equity awards -- with limiting language included in the Supporting Statement, which is itself vague and indefinite, in an attempt to "suggest" that "at a minimum" or more it be applied more broadly than previously allowed by the Staff. For this reason (and the reasons discussed above), it is the Company's view that shareholders may interpret the Proposal to request an equity retention policy that would apply (a) to all stock acquired at any time through equity pay programs, (b) *at a minimum* to stock acquired subsequent to adoption of the policy, whether pursuant to previous equity awards or pursuant to future equity awards, *or* (c) to stock acquired through future grants and awards of equity pay. The Company would be unable to unilaterally impose an equity retention policy on stock acquired pursuant to previous equity awards because it would cause the Company to breach its existing equity plans and award agreements and, therefore, violate Delaware law. Accordingly, by suggesting such a possibility that the requested policy would apply to stock acquired through previously granted equity awards, the Company believes that the Proposal is materially false and misleading.

2. ***Neither shareholders nor the Company will be able to determine with any reasonable certainty whether the Proposal also seeks a policy that would require the Company to request that executives relinquish their pay rights***

In the first sentence of the second paragraph, the Supporting Statement states that the Company, in adopting the Proposal, should encourage and negotiate with senior executives to "request that they *relinquish*, for the common good of all shareholders, *preexisting executive pay rights*, if any, to the fullest extent possible" (emphasis added). The Proposal does not define "executive pay rights" nor does it limit the specified request to any specific "executive pay right[]."

The Company's compensation program consists of numerous "executive pay rights," including (1) the right to receive a base salary, (2) the right to receive cash performance or incentive-based awards, (3) the right to receive awards of stock options, restricted stock units and performance stock units, and (4) the right to participate in healthcare plans, life and disability plans and retirement plans. The Supporting Statement indicates that the Proposal requests that senior executives be encouraged to relinquish these executive pay rights "for the common good of all shareholders." The title of the Proposal, "Executives to Retain Significant Stock," and the language of the Proposal itself make clear that the Proponent is seeking an equity retention policy. Therefore, the statement that a practical step towards adoption of the requested policy includes the "encouragement and negotiation with senior executives to request that they relinquish...preexisting executive pay rights, if any, to the fullest extent possible" renders the Proposal impermissibly vague and indefinite, as there is no apparent correlation to the adoption of the requested policy and the relinquishment of all "preexisting executive pay rights" that include the rights enumerated above -- most having no "equity" component.

As in prior no-action letters, this Proposal is peppered with misleading and contradictory terms to such an extent that any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal. *See Bank of America Corporation* (February 25, 2008) (concurring in the omission of a proposal requesting a "moratorium on further involvement in activities that support MTR coal mining" as inherently vague and indefinite because the action requested of the company was unclear); *NSTAR* (January 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records"); *People's Energy Corporation* (November 23, 2004) (concurring in the omission of a proposal requesting the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect as inherently vague and indefinite because the term "reckless neglect" was left undefined); and *Wendy's International, Inc.* (February 24, 2006) (concurring in the omission of a proposal requesting reports on "the progress made toward accelerating development of [controlled-atmosphere killing]" as inherently vague and indefinite because the term "accelerating development" was undefined such that the actions the company was to take to implement the proposal, if adopted, were unclear).

Given the lack of additional guidance in the Proposal and Supporting Statement concerning the intended definition of "preexisting executive pay rights," the Proposal would be subject to differing interpretation both by shareholders voting on the Proposal and the Company in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the Proposal.

3. Conclusion

The Proponent should not be permitted to revise the Proposal and Supporting Statement. As the Staff has noted in SLB 14B, there is no provision in Rule 14a-8 that allows a proponent to revise his or her proposal and supporting statement. We recognize that the Staff has had a long-standing practice of permitting proponents to make revisions that are "minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." However, the Staff has explained that it is appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules."

As noted above, we recognize that the Staff has recently permitted the revision of similar proposals. *See, e.g., Citigroup Inc.* (Feb. 18, 2009); *JP Morgan Chase & Co.* (Mar. 9, 2009); *Verizon Communications Inc.* (Feb. 19, 2010); and *NiSource Inc.* (Mar. 22, 2010). As described in Section B above, we respectfully believe that this case is different as we believe the Proponent has had ample opportunity to craft a proposal that expressly limited the requested equity retention policy "only to compensation awards made in the future." Further, unlike these other proposals, it is our view that the Proposal would require extensive revisions in order to comply with Rule 14a-8. The addition of a sentence to limit the Proposal only to compensation awards made in the future, as requested by the Staff in the case of the other proposals, would not correct the defects in the Proposal. Rather, in order to correct the Proposal's defects, the Proponent would be required to revise by both deleting existing language in and adding new language to the Proposal. These changes would not be minor, but would substantively alter the meaning and purpose of the Proposal. Because the Proposal would require substantive revisions in order to comply with Rule 14a-8, the Company requests that the Staff concur that the Proposal should be excluded from the 2011 Proxy Materials in its entirety.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a8-(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

for Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. John Chevedden

Ms. Shannon Alberts, Alaska Air Group, Inc.
Mr. Kyle Levine, Alaska Air Group, Inc.



EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. William Ayer
Chairman
Alaska Air Group, Inc. (ALK)
19300 Pacific Highway South
Seattle, WA 98188
Phone: 206 392-5040

Dear Mr. Ayer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden — November 11, 2010
Date

cc: Keith Loveless <Keith.Loveless@AlaskaAir.com>
Corporate Secretary
PH: 206-431-7218
Karen A. Gruen <Karen.Gruen@AlaskaAir.com>
Assistant Secretary
PH: 206.392.5102
FX: 206-392-5807

[ALK: Rule 14a-8 Proposal, November 11, 2010]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Our Board failed to adopt a shareholder proposal which won majority vote at our 2008 annual meeting: Cumulative Voting (51%-support). We now have no shareholder right to cumulative voting or to act by written consent.

We gave 63%-support to a 2010 shareholder proposal for written consent. This 63%-support even translated into 52% of all shares outstanding. This was in spite of the fact that our management gave the proposal two conflicting numbers in our proxy materials.

Two directors (Marc Langland and Byron Mallott) had 18- to 27-years long tenure (independence concern) and represented 50% of our key nomination committee including the chairmanship. This raised concerns about board independence, director recruitment and succession planning.

Our board was the only the significant directorship for five of our directors. This could indicate a significant lack of current transferable director experience for half of our directors: Byron Mallott, Jessie Knight, Mark Hamilton, Patricia Bedient and Marc Langland.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Executives To Retain Significant Stock – Yes on 3.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> **Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:**
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - **the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.**
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Personal and Workplace Investing

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917



November 11, 2010

John R. Chevedden
Via facsimile to FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 200.000 shares in each of Alaska Air Group, Inc. (CUSIP: 011659109), Autonation, Inc. (CUSIP: 05329W102), Allegheny Energy Inc. (CUSIP: 017361106) and Mattel, Inc. (CUSIP: 577081102) since July 1, 2009. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W721138-10NOV10

Alaska Air Group

November 16, 2010

Via email***FISMA & OMB Memorandum M-07-16***
and U.S. Mail

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

Your Rule 14a-8 proposal regarding Executives To Retain Significant Stock was received in our office via fax on Friday, November 11, 2010.

We are also in receipt of a letter from your broker stating your ownership of Alaska Air Group shares since July 1, 2009.

Sincerely,

Shannon Alberts

Shannon Alberts
Managing Director Corporate Affairs/Assistant Secretary

SA/cw

BOX 68947 / SEATTLE, WA 98168-0947 / 206-433-3200

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 13, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Alaska Air Group, Inc. (ALK)
Executives To Retain Significant Stock
John Chevedden

Ladies and Gentlemen:

This responds to the January 12, 2011 request to block this rule 14a-8 proposal and thereby reverse *Myland Inc.* (March 12, 2010) which is a similar proposal and is attached. Like the *Myland* proposal (cured) this proposal only requires application to compensation awards made in the future.

The company also incorrectly claims that part of the resolved statement is the supporting statement. The company provided no precedent for a statement describing the application of a proposal to be determined as part of the supporting statement.

This is the rule 14a-8 proposal resolved statement (emphasis added):

[ALK: Rule 14a-8 Proposal, November 11, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. ***As a minimum this proposal asks for a retention policy going forward.***

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

The sentence, "As a minimum this proposal asks for a retention policy going forward" seems to be consistent with *Mylan Inc.* (March 12, 2010), which is attached.

The second resolved paragraph of the proposal concludes with "As a minimum this proposal asks for a retention policy going forward" and includes incidental text that merely gives management discretion and encouragement to accelerate the proper adoption of the proposal, which is incidental to the proposal: "This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights [regarding equity pay programs], if any, to the fullest extent possible." It concludes with "As a minimum this proposal asks for a retention policy going forward."

Based on the text of this relatively incidental paragraph of the resolved statement, that merely gives management discretion and encouragement for the secondary act of accelerating the proper adoption of the proposal, the company focuses on the text of this paragraph as though this relatively incidental resolved paragraph was the sole paragraph in the proposal.

The company leap of logic position is that a proposal titled "Executives To Retain Significant Stock," with resolved text fully consistent with this title, concerns the potential elimination of all executive pay rights including base salary, stock options, healthcare plans and retirement programs.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
Celia Watkins <Celia.Watkins@AlaskaAir.com>

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mylan Inc.
Incoming letter dated January 13, 2010

The proposal urges the compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment and to report to shareholders regarding the policy.

There appears to be some basis for your view that Mylan may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Mylan to breach existing compensation agreements and require Mylan to impose restrictions on transferability of shares already issued. It appears that these defects could be cured, however, if the proposal were revised to state that it applies only to compensation awards made in the future. Accordingly, unless the proponent provides Mylan with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Mylan omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Mylan may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Mylan may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

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April 5, 2010

Dear Shareholder:

You are cordially invited to attend the 2010 Annual Meeting of Shareholders of Mylan Inc., which will be held at 9:30 a.m. (Pacific time) on May 14, 2010, at the Intercontinental — Mark Hopkins Hotel, One Nob Hill, in San Francisco, California. Details about the business to be conducted at the Annual Meeting are described in the accompanying Notice of Annual Meeting and Proxy Statement.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares you own. Whether or not you currently plan to attend, you can ensure that your shares are represented and voted at the Annual Meeting by promptly signing, dating and returning the enclosed proxy card. A return envelope, which requires no additional postage if mailed in the United States, is enclosed for your convenience. Alternatively, you may vote over the Internet or by telephone by following the instructions set forth on the enclosed proxy card.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Robert J. Coury
Chairman and Chief Executive Officer

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Finally, an advisory vote is not necessary because Mylan shareholders already have an efficient and effective method of communicating directly with the Board and its Compensation Committee. Shareholders may communicate with any member or committee of the Mylan Board (including the Compensation Committee or the Board generally) as described on page 38 under the heading "Communications with Directors." By contacting the Board or members of the Compensation Committee directly, shareholders can directly express, with specificity, clarity and accuracy, their concerns regarding the Company's compensation policies and practices to those charged with designing and administering Mylan's executive compensation program. The Board believes that an advisory vote, which would not provide the Board with particular and sufficient information to address specific shareholder concerns, is not an effective or meaningful method for shareholders to communicate their views regarding executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THE SHAREHOLDER PROPOSAL.

ITEM 4 — SHAREHOLDER PROPOSAL — RETENTION OF EXECUTIVE EQUITY COMPENSATION

The American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan, 1625 I Street, N.W., Washington, D.C. 20036-5687, a beneficial holder of 2,100 shares of Mylan common stock, has given notice of its intention to introduce the following resolution at the Annual Meeting:

RESOLVED, that shareholders of Mylan urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before Mylan's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy shall apply to future grants and awards of equity compensation and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation is an important component of senior executive compensation at Mylan. According to Mylan's 2009 proxy statement, option and equity awards represented approximately 42 to 48% of the total direct compensation value provided to named executive officers in 2008, and these awards align executive interests with those of shareholders. In the last three years, Mylan's named executive officers have acquired more shares through vesting and option exercises than the shares they own outright. They have exercised over 2,367,039 options and acquired 627,546 shares through vesting for realized value over $32.8 million while owning 768,626 shares outright, along with 2,803,196 shares in options. We believe that the alignment benefits touted by Mylan are not being fully realized.

We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, "Skin in the Game," CFO Magazine (March 1, 2008))

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on Mylan's long-term success and would better align their interests with those of Mylan shareholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives "an evergrowing incentive to focus on

[ALK: Rule 14a-8 Proposal, November 11, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Our Board failed to adopt a shareholder proposal which won majority vote at our 2008 annual meeting: Cumulative Voting (51%-support). We now have no shareholder right to cumulative voting or to act by written consent.

We gave 63%-support to a 2010 shareholder proposal for written consent. This 63%-support even translated into 52% of all shares outstanding. This was in spite of the fact that our management gave the proposal two conflicting numbers in our proxy materials.

Two directors (Marc Langland and Byron Mallott) had 18- to 27-years long tenure (independence concern) and represented 50% of our key nomination committee including the chairmanship. This raised concerns about board independence, director recruitment and succession planning.

Our board was the only the significant directorship for five of our directors. This could indicate a significant lack of current transferable director experience for half of our directors: Byron Mallott, Jessie Knight, Mark Hamilton, Patricia Bedient and Marc Langland.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Executives To Retain Significant Stock – Yes on 3.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.